Exhibit 12(e)

KENTUCKY UTILITIES COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Three Months Ended March 31,	Years Ended December 31,
	2017	2016	2015	2014	2013	2012
Earnings, as defined:
Income Before Income Taxes	$102	$428	$374	$355	$360	$215
Adjustment to reflect earnings from equity method investments on a cash basis (a)	1	(1)	(1)	(1)	(1)	33
	103	427	373	354	359	248

Total fixed charges as below	25	100	86	80	73	72

Total earnings	$128	$527	$459	$434	$432	$320

Fixed charges, as defined:
Interest charges (b)	$24	$96	$82	$77	$70	$69
Estimated interest component of operating rentals	1	4	4	3	3	3

Total fixed charges	$25	$100	$86	$80	$73	$72

Ratio of earnings to fixed charges	5.1	5.3	5.3	5.4	5.9	4.4

(a)	Includes other-than-temporary impairment loss of $25 million in 2012.
(b)	Includes interest on long-term and short-term debt, as well as amortization of loss on reacquired debt and amortization of debt discount, expense and premium - net.